Exhibit (21)

SUBSIDIARIES OF REGISTRANT

Registrant owns 100% of the outstanding stock of each of the following corporations:

Name	State of Incorporation

Harleysville Insurance Company of New Jersey	New Jersey

Harleysville Preferred Insurance Company	Pennsylvania

Harleysville Lake States Insurance Company	Michigan

Harleysville Insurance Company	Pennsylvania

Harleysville Insurance Company of New York	Pennsylvania

Harleysville Worcester Insurance Company	Pennsylvania